FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 25, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2024 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2024 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt, Free Cash Flow and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 25, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2024 in comparison with its results for the quarter ended March 31, 2023.

Summary of 2024 First Quarter Results

(Comparison with fourth and first quarter of 2023)

	1Q 2024	4Q 2023		1Q 2023
Net sales ($ million)	3,442	3,415	1%	4,141	(17%)
Operating income ($ million)	812	819	(1%)	1,351	(40%)
Net income ($ million)	750	1,146	(35%)	1,129	(34%)
Shareholders’ net income ($ million)	737	1,129	(35%)	1,129	(35%)
Earnings per ADS ($)	1.27	1.92	(34%)	1.91	(34%)
Earnings per share ($)	0.64	0.96	(34%)	0.96	(34%)
EBITDA ($ million)	987	975	1%	1,477	(33%)
EBITDA margin (% of net sales)	28.7%	28.6%		35.7%

Net sales, operating income and EBITDA remained in line with our results for the fourth quarter of last year despite lower OCTG prices in the Americas. This reflected a solid performance across our business lines and included an increase in Rig Direct® shipments in North America and the realization of a major coating project in Mexico at our newly acquired TenarisShawcor business. Net income, which did not include any extraordinary effects, declined to $750 million, or 22% of sales.

During the quarter, our free cash flow amounted to $715 million and, after spending $311 million on share buybacks, our positive net cash position increased to $3.9 billion at March 31, 2024.

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Market Background and Outlook

Demand for oil and gas continues to grow to meet the needs of developing countries and secure affordable energy during the energy transition.

Although oil prices have risen, there has been no pick up in drilling activity in the USA so far this year and in North America it remains below last year’s level. At the same time, OCTG imports increased which is delaying price stabilization.

In the rest of the world, offshore projects are proceeding in line with our expectations and demand in the Middle East remains at a good level. In Latin America, however, political and economic volatility is affecting activity.

For the second quarter, as anticipated, our sales and margins will be lower than the first quarter reflecting the ongoing decline in OCTG prices in the Americas. In the third quarter, we will have stoppages at many of our mills, including at our Siderca steel shop where we will install a new furnace that will improve our environmental footprint, and this will lead to a further decline in sales and margins in the quarter.

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Analysis of 2024 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2024	4Q 2023		1Q 2023
Seamless	777	760	2%	840	(8%)
Welded	269	246	9%	283	(5%)
Total	1,046	1,006	4%	1,123	(7%)

Tubes	1Q 2024	4Q 2023		1Q 2023
(Net sales - $ million)
North America	1,488	1,501	(1%)	2,229	(33%)
South America	614	590	4%	975	(37%)
Europe	226	302	(25%)	252	(10%)
Asia Pacific, Middle East and Africa	804	805	0%	519	55%
Total net sales ($ million)	3,132	3,198	(2%)	3,975	(21%)
Operating income ($ million)	769	780	(1%)	1,312	(41%)
Operating margin (% of sales)	24.6%	24.4%		33.0%

Net sales of tubular products and services decreased 2% sequentially and 21% year on year. Volumes increased 4% sequentially but decreased 7% year on year while average selling prices decreased 6% sequentially and 15% year on year. In North America, higher seasonal sales in Canada were largely offset by lower OCTG prices throughout the region. In South America, higher sales for pipeline projects and for offshore drilling in Guyana compensated lower OCTG prices in Argentina and Colombia. In Europe sales declined due to lower sales for offshore line pipe products. In Asia Pacific, Middle East and Africa we had a continuing high level of sales throughout the region.

Operating income from tubular products and services amounted to $769 million in the first quarter of 2024, compared to $780 million in the previous quarter and $1,312 million in the first quarter of 2023. Operating margin of the quarter remained stable as the reduction in prices was compensated by a reduction in costs. Operating income of the quarter includes gains amounting to $25 million from positive legal claim’s resolutions in Mexico and Brazil.

Others	1Q 2024	4Q 2023		1Q 2023
Net sales ($ million)	310	217	43%	167	86%
Operating income ($ million)	42	39	7%	40	7%
Operating margin (% of sales)	13.7%	18.1%		23.8%

Net sales of other products and services increased 43% sequentially and 86% year on year. Quarterly sales included $160 million from the coating business acquired in the previous quarter.

Selling, general and administrative expenses, or SG&A, amounted to $508 million, or 14.8% of net sales, in the first quarter of 2024, compared to $471 million, 13.8% in the previous quarter and $487 million, 11.8% in the first quarter of 2023. Sequentially, our SG&A expenses increased mainly due to higher selling expenses associated with higher shipment volumes, higher depreciation and amortization due to the integration of the coating business acquired in the previous quarter and higher provisions for contingencies.

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Financial results amounted to a loss of $25 million in the first quarter of 2024, compared to a gain of $93 million in the previous quarter and a gain of $21 million in the first quarter of 2023. The loss of the quarter is mainly explained by a $68 million loss from the change in fair value of U.S. dollar denominated Argentine bonds, partially offset by net finance income of $35 million and other net foreign exchange gains of $8 million.

Equity in earnings of non-consolidated companies generated a gain of $48 million in the first quarter of 2024, compared to a gain of $57 million in the previous quarter and a gain of $53 million in the first quarter of 2023. Results from non-consolidated companies are mainly derived from our participation in Ternium (NYSE:TX).

Income tax charge amounted to $85 million in the first quarter of 2024, compared to a gain of $177 million in the previous quarter and a charge of $296 million in the first quarter of 2023. The charge of the quarter is net of $104 million tax gains, mostly related to the effect of inflation adjustment in Argentina.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2024 was $887 million, compared with $836 million in the previous quarter and $921 million in the first quarter of 2023. Working capital increased by $10 million during the quarter.

Capital expenditures amounted to $172 million for the first quarter of 2024, compared to $167 million in the previous quarter and $117 million in the first quarter of 2023.

During the quarter free cash flow amounted to $715 million, compared to $669 million in the previous quarter and $804 million in the first quarter of 2023.

Following share buybacks of $311 million during the quarter, our positive net cash position increased to $3.9 billion at March 31, 2024, compared to $3.4 billion at December 31, 2023.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 26, 2024, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/nk5skspv

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BI6438ef4528ce4b68a87ee220e3cc959e

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at:

ir.tenaris.com/events-and-presentations

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Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

5

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
	Unaudited
Net sales	3,441,544	4,141,181
Cost of sales	(2,134,052)	(2,307,779)
Gross profit	1,307,492	1,833,402
Selling, general and administrative expenses	(508,132)	(487,347)
Other operating income (expense), net	12,304	5,299
Operating income	811,664	1,351,354
Finance Income	56,289	47,887
Finance Cost	(20,583)	(31,545)
Other financial results, net	(60,468)	4,477
Income before equity in earnings of non-consolidated companies and income tax	786,902	1,372,173
Equity in earnings of non-consolidated companies	48,179	53,006
Income before income tax	835,081	1,425,179
Income tax	(84,856)	(295,972)
Income for the period	750,225	1,129,207

Attributable to:
Shareholders' equity	736,980	1,128,627
Non-controlling interests	13,245	580
	750,225	1,129,207

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Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2024		At December 31, 2023
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,094,145		6,078,179
Intangible assets, net	1,356,065		1,377,110
Right-of-use assets, net	137,026		132,138
Investments in non-consolidated companies	1,681,971		1,608,804
Other investments	983,519		405,631
Deferred tax assets	774,014		789,615
Receivables, net	177,221	11,203,961	185,959	10,577,436
Current assets
Inventories, net	3,911,719		3,921,097
Receivables and prepayments, net	291,694		228,819
Current tax assets	261,983		256,401
Trade receivables, net	2,303,293		2,480,889
Derivative financial instruments	2,883		9,801
Other investments	2,248,863		1,969,631
Cash and cash equivalents	1,323,350	10,343,785	1,637,821	10,504,459
Total assets		21,547,746		21,081,895
EQUITY
Shareholders' equity		17,407,503		16,842,972
Non-controlling interests		201,564		187,465
Total equity		17,609,067		17,030,437
LIABILITIES
Non-current liabilities
Borrowings	28,122		48,304
Lease liabilities	97,078		96,598
Derivative financial instruments	-		255
Deferred tax liabilities	488,082		631,605
Other liabilities	282,147		271,268
Provisions	103,465	998,894	101,453	1,149,483
Current liabilities
Borrowings	608,278		535,133
Lease liabilities	42,097		37,835
Derivative financial instruments	3,569		10,895
Current tax liabilities	476,280		488,277
Other liabilities	493,293		422,645
Provisions	35,492		35,959
Customer advances	239,342		263,664
Trade payables	1,041,434	2,939,785	1,107,567	2,901,975
Total liabilities		3,938,679		4,051,458
Total equity and liabilities		21,547,746		21,081,895

7

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
	Unaudited
Cash flows from operating activities
Income for the period	750,225	1,129,207
Adjustments for:
Depreciation and amortization	175,442	125,453
Income tax accruals less payments	(29,222)	188,856
Equity in earnings of non-consolidated companies	(48,179)	(53,006)
Interest accruals less payments, net	11,938	(3,700)
Changes in provisions	1,545	7,957
Changes in working capital	(9,548)	(460,557)
Others, including net foreign exchange	34,776	(13,440)
Net cash provided by operating activities	886,977	920,770

Cash flows from investing activities
Capital expenditures	(172,097)	(117,088)
Changes in advance to suppliers of property, plant and equipment	2,952	33
Loan to joint ventures	(1,354)	-
Proceeds from disposal of property, plant and equipment and intangible assets	5,412	4,796
Changes in investments in securities	(759,667)	(890,636)
Net cash used in investing activities	(924,754)	(1,002,895)

Cash flows from financing activities
Changes in non-controlling interests	1,120	-
Acquisition of treasury shares	(311,064)	-
Payments of lease liabilities	(16,768)	(10,758)
Proceeds from borrowings	829,947	559,274
Repayments of borrowings	(754,078)	(679,892)
Net cash used in financing activities	(250,843)	(131,376)

Decrease in cash and cash equivalents	(288,620)	(213,501)

Movement in cash and cash equivalents
At the beginning of the period	1,616,597	1,091,433
Effect of exchange rate changes	(4,921)	(16,518)
Decrease in cash and cash equivalents	(288,620)	(213,501)
	1,323,056	861,414

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Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
Income for the period	750,225	1,129,207
Income tax charge	84,856	295,972
Equity in earnings of non-consolidated companies	(48,179)	(53,006)
Financial Results	24,762	(20,819)
Depreciation and amortization	175,442	125,453
EBITDA	987,106	1,476,807

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

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(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
Net cash provided by operating activities	886,977	920,770
Capital expenditures	(172,097)	(117,088)
Free cash flow	714,880	803,682

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2024	2023
Cash and cash equivalents	1,323,350	861,494
Other current investments	2,248,863	1,081,141
Non-current investments	976,206	375,677
Derivatives hedging borrowings and investments	-	11,680
Current borrowings	(608,278)	(536,907)
Non-current borrowings	(28,122)	(56,739)
Net cash / (debt)	3,912,019	1,736,346

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Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2024	2023
Inventories	3,911,719	3,991,501
Trade receivables	2,303,293	2,834,369
Customer advances	(239,342)	(136,172)
Trade payables	(1,041,434)	(1,067,602)
Operating working capital	4,934,236	5,622,096
Annualized quarterly sales	13,766,176	16,564,724
Operating working capital days	131	124

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